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                               October 26, 2020

       Kevin Chen
       Chief Executive Officer
       Edoc Acquisition Corp.
       7612 Main Street Fishers
       Suite 200
       Victor, NY 14564

                                                        Re: Edoc Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 19,
2020
                                                            File No. 333-248819

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed October 19, 2020

       Exhibits

   1. We note that the form of warrant agreement filed as Exhibit 4.5 and the form of rights agreement filed as
Exhibit 4.6, respectively, each provide in the "applicable law"
                                                        section that the
company agrees that any action, proceeding or claim against it arising out of or relating in any
way to the agreement shall be brought and enforced in the courts of the State of New York
or the United States District Court for the Southern District of New
                                                        York, and irrevocably
submits to such jurisdiction,    which jurisdiction shall be
                                                        exclusive.    We also
note that the company waives any objection to such    exclusive"
                                                        jurisdiction. If these
provisions require investors in this offering to bring any such action, proceeding or claim in
the courts of the State of New York or the United States District
 Kevin Chen
Edoc Acquisition Corp.
October 26, 2020
Page 2
      Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If these provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement and/or rights agreement states this clearly.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642
with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Chen
                                                            Division of
Corporation Finance
Comapany NameEdoc Acquisition Corp.
                                                            Office of Energy &
Transportation
October 26, 2020 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName